SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

GFR PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

140449 10 9
(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th ST Suite 216 Plantation, FL 33324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2007
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Li An Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 16,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.02% **
14	TYPE OF REPORTING PERSON IN

** Based on approximately 42,079,940 shares outstanding on February 2, 2007 computed from the issuer’s recent filings.

2

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of GFR Pharmaceuticals, Inc., a Nevada Coporation (the “Issuer” or "Registrant") whose principal executive offices are located at 99 Yan Xiang Road, Biosep Building Xi An, Shaan Xi Province, P. R. China 710054. At present, there are 42,079,940 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the Reporting Person is Li An Guo (“Mr. Guo”).

b.	The residence address of Mr. Guo is 169 Chang Le Xi Road, Xin Cheng Qu, Xi An, Shaanxi, P. R. China 710000

c.
Mr. Guo currently doesn't hold any positions of the Issuer. The principal business of the Issuer is the manufacturing of diagnostic imaging medical equipment. Its principal address is 99 Yan Xiang Road, Biosep Building Xi An, Shaan Xi Province, P. R. China 710054

d.	During the past five years, Mr. Guo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Mr. Guo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Mr. Guo is a citizen of the Peoples’ Republic of China.

3

Item 3. Source and Amount of Funds or Other Consideration.

    The source and amount of other consideration used in making the purchases are reported on this statement. Mr. Guo is a shareholder of New Century Scientific Investment Ltd, a corporation organized and existing under the laws of the Peoples’ Republic of China (“New Century”). Pursuant to and as of the closing of the plan of exchange, which occurred on December 11, 2006, the Registrant authorized its transfer agent, to issue to the New Century Shareholders, 40,000,000 shares of Common Stock of the Registrant pursuant to Regulation S promulgated under the Securities Act of 1933, as amended, equal to approximately 95% of Registrant's then outstanding Common Stock, in exchange for a 90+% interest in the shares of capital stock/registered capital of New Century owned by the New Century Shareholders. Upon completion of the physical exchange of the share certificates, New Century became a 90+% owned subsidiary of the Registrant. The reported shares were acquired by Mr. Guo pro rata equal to his ownership interest in New Century.

Item 4. Purpose of Transaction.

    The purpose of the acquisition was to allow Mr. Guo to acquire a significant equity position in the Issuer as compensation for the surrender of his position in New Century. Mr. Guo has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 42,079,940 shares of Common Stock, of which Mr. Guo is presently the record owner of 16,000,000 shares. Mr. Guo is not part of a group within the meaning of Section 13(d)(3) of the Act.

    b. The following table indicates the number of shares as to which Mr. Guo has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Li An Guo	16,000,000	38.02%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Li An Guo	0	0.00%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Li An Guo	16,000,000	38.02%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Li An Guo	0	0.00%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

           None.

4

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

By: /s/ Li An Guo
Li An Guo

5